Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

MONIQUE WORK COMMITMENT COMPLETED; INITIAL DRILL
RESULTS CONFIRM STRONG NEAR SURFACE GOLD MINERALIZATION

MONTREAL, Quebec, Canada, April 11, 2011 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Company”) is pleased to provide an update on its Monique project (the “Property”), located in the Val-d’Or area approximately 10 km east of the Beaufor Mine and 50 km from Richmont's Camflo Mill.

Highlights:

  $400,000 work commitment completed: SOQUEM’s 19% ownership transfer underway;

  5,500 metre definition drilling program extended to 8,170 metres;

  Very favourable initial results obtained from the G Zone, including 6.76 g/t Au over 12.9 metres, 8.07 g/t Au over 10.0 metres, 4.25 g/t Au over 17.1 metres, and 6.20 g/t Au over 11.1 metres (true width);

  Geotechnical work and condemnation drilling are progressing well.

Drill Results and Project Update
Initially projected to include approximately 35 holes over 5,500 metres, the program was expanded by 2,670 metres in view of the favourable early results obtained. 47 holes were completed over a total of 8,170 metres on the G and J zones, two previously identified gold zones on the Property. Results obtained to date from the G Zone are outlined in Table 1 below. Drill results from 36 other holes on this zone and drill results from the J Zone are pending.

Martin Rivard, President and CEO of Richmont Mines commented: “Started in early 2011 with the objective of evaluating the potential for a small open pit operation, we have now completed the definition drilling campaign on Monique. Results obtained to date have reaffirmed the Company’s commitment to this project. Complete results from the drill campaign will be used to prepare a Regulation 43-101 compliant technical report that the Company expects to finalize during the fourth quarter of 2011.”

TABLE 1 MONIQUE PROPERTY DRILL RESULTS – G ZONE(1)
Hole Number	Length (metres)	From (metres)	To (metres)	True Width (metres)	Grade(2) (g/t Au)	Vertical Depth of Intersection (metres)
MO-116-01	131	85.0	112.0	15.2	3.02	93.6
MO-116-02	171	131.0	155.0	17.1	4.25	127.8
MO-116-03	189	136.5	158.0	14.8	3.10	133.2
MO-116-04	205	158.6	175.0	10.0	8.07	158.0
MO-118-01	90	62.5	80.5	15.8	3.34	51.3
MO-118-02	111	78.0	96.0	12.9	6.76	76.5
MO-118-03	129	88.5	110.8	12.9	2.85	94.0
MO-118-04	161	129.0	144.0	11.2	4.04	115.7
MO-118-05	201	142.5	160.0	11.1	6.20	139.1
MO-118-06	210	158.0	175.0	8.7	4.11	159.0
MO-123-01	180	129.5	147.0	14.0	1.06	110.5
Total:	1,778
(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	High values cut at 34.28 g/t Au.

Link to Chart 1: Monique longitudinal section - http://media3.marketwire.com/docs/MoniqueProjectENG.pdf

MONIQUE WORK COMMITMENT COMPLETED; INITIAL DRILL RESULTS CONFIRM STRONG NEAR SURFACE GOLD MINERALIZATION
April 11, 2011

In anticipation of permit application requirements for this project, Richmont is currently carrying out geotechnical, geomechanical and hydrogeological testing on the Property. Two drills have been on site since early March 2011, and this work is expected to be completed in the second quarter of 2011. A 3,474 metre condemnation drilling program is also currently in progress to evaluate the areas where surface infrastructure is planned. This program is progressing well, with 1,832 metres drilled to date, and is expected to be completed by the end of April. The Company has established a budget of $800,000 in 2011 to complete this work.

SOQUEM’s 19% Ownership Transfer in Progress
As part of the terms of the option agreement signed with SOQUEM Inc. in December 2010, Richmont undertook to complete $400,000 of exploration work on the Monique property prior to February 28, 2011. The Company is pleased to report that it has fulfilled its commitment and all other requirements of the agreement and, as such, the ownership transfer documents have been submitted to the Quebec Minister of Natural Resources. Once completed, Richmont will own 100% of the Monique property. Please see the December 22, 2010 press release entitled “Richmont signs option agreement with SOQUEM to consolidate ownership of Monique property; Provides project update” for additional details.

About Richmont Mines Inc.
Richmont Mines has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Company currently produces gold from its Island Gold and Beaufor mines, and expects to begin production from its Francoeur Mine in mid-2011, which will increase Richmont’s production to 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Raynald Vincent, Eng., MPM, Senior Geologist, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc.

The analyses were conducted at the ALS Minerals laboratory in Val-d’Or, Quebec, by means of fire assay fusion with atomic absorption or gravimetric finish.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Ian Bolduc
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 224
E-mail: jaitken@richmont-mines.com	E-mail: ian.bolduc@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com